FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2014

Commission File Number 1-32001

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: February 6th, 2014	By:	/s/ “Elizabeth Williams”
Elizabeth Williams
Director of Finance and Controller

EXHIBIT INDEX

99.1	News Release Dated January 13, 2014 - Lorus Therapeutics to Present at Biotech ShowcaseTM 2014
99.2	News Release Dated January 8, 2014 - Lorus Therapeutics Inc. Announces Exercise in Full of Over-Allotment Option in Connection With Public Offering of Common Shares
99.3	News Release Dated December 10, 2013 - Lorus Therapeutics Completes $7,001,500 Prospectus Offering of Common Shares
99.4	News Release Dated December 5, 2013 - Lorus Therapeutics to Present at Oppenheimer & Co. 24th Annual Healthcare Conference
99.5	News Release Dated December 4, 2013 - Lorus Therapeutics to File Final Prospectus for Equity Offering and Provides Corporate Update
99.6	News Release Dated December 2, 2013 - Lorus Therapeutics Completes New Executive Management Team
99.7	News Release Dated November 22, 2013 - Lorus Therapeutics Inc. Upsizes Overnight Marketed Financing to Approximately C$7,001,500 of Common Shares
99.8	News Release Dated November 21, 2013 - Lorus Therapeutics Inc. Announces C$5,000,000 Overnight Marketed Financing
99.9	News Release Dated October 29, 2013 - Lorus to Focus LOR-253 Development on AML Based on Genetic Insights into the Causes of Certain Hematologic Cancers
99.10	News Release Dated October 28, 2013 - Lorus Therapeutics Appoints New Chief Executive Officer
99.11	News Release Dated October 23, 2013 - Lorus Therapeutics Postpones Annual Meeting Date
99.12	News Release Dated October 11, 2013 - Lorus Therapeutics Apply to Extend Annual Meeting Date